

December 2, 2013

Via E-mail
Peter A. Fera Jr.
Chief Financial Officer
Harland Clarke Holdings Corp.
10931 Laureate Drive
San Antonio, Texas 78249

       **Re: Harland Clarke Holdings Corp.**
       **Form 10-K for Fiscal Year Ended December 31, 2012**
       **Filed on February 25, 2013**
       **File No. 333-133253**

Dear Mr. Fera:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2012

Management's Discussion and Analysis of Financial Condition and Results of  Operations

Liquidity and Capital Resources - Cash Flow Analysis, page 46

1.      Please revise to discuss and analyze the changes in cash flows from operating, investing and financing activities for the full three year period covered by the financial statements.  For example, there is no comparative analysis between 2011 and 2010.  Please refer to instruction 1 of Item 303(A) of Regulation S-K.

Signatures, page 80

2.      Please confirm that in future filings you will revise the second half of your signature page to include the signatures of your principal financial officer and your controller or principal accounting officer in their individual capacities.  Refer to Form 10-K, General Instructions D.(2).  In this regard, we note that Peter A. Fera, your principal financial officer, and J. Michael Riley, your controller and principal accounting officer, signed the first half of your signature page on behalf of the registrant but they did not sign the second half of your signature page in their individual capacities.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Aamira Chaudhry at 202-551-3389 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Donald Field at 202-551-3680 or Lauren Nguyen at 202-551-3642 for any questions regarding legal matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief